Nucon-RF, Inc.
1574 Gulf Rd., #242
Point Roberts, WA 98281

August 20, 2007

VIA FEDEX AND EDGAR-CORRESPONDENCE

Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 7010
Washington, D.C. 20549
Attn: Jennifer R. Hardy, Branch Chief, Legal

Re:	Nucon-RF, Inc.;
Fil Registration Statement on Form 10-SB; File No. 0-49876

Dear Ms. Hardy:

On behalf of NNRF, Inc., a Nevada corporation f/k/a Nucon-RF, Inc. (“Company” or “NNRF”), in response to the letter from the Securities and Exchange Commission (the “Commission”) dated August 6, 2007 (the “Comments Letter”), relating to the filing of Amendment No. 3 to our registration statement on Form 10-SB, filed on July 24, 2007 (“Amendment No. 3”), please find attached herewith five (5) redlined and five (5) clean versions (originally executed) of the Company’s Amendment No. 4 to Form 10-SB (“Amendment No. 4”). The redlined version is marked to show revisions to Amendment No. 3. Please note that effective July 19, 2007, the Company amended its articles of incorporation to change its name from Nucon-RF, Inc. to NNRF, Inc.

Set forth below are the items addressed by the Commission in the Comments Letter:

Item 1. Description of Business

Rosenergoatom, page 6

1.  You state in the fourth paragraph on page 7 that “Four of the companies in the Consortium have working relationships or agreements with NNRF.” Since, to date, there are no such agreements, delete the phrase “or agreements”, or explain what agreements or understandings are in place, including their material terms. If material, please file these agreements as exhibits. Explain how these agreements and the agreements with the remaining companies will be impacted when you enter into the definitive agreement with Rosenergoatom.

Please see the disclosures on page 7 of Amendment No. 4.

Government Approval and Government Regulations, page 16

2.  We note your response to prior comment 11. Please elaborate on how your business is affected by the existing government regulations you cite and any probable governmental regulations.

Please see disclosure on page 16 of Amendment No. 4.

Item 4, Recent Sales of Unregistered Securities: Use of Proceeds from Registered Securities, page 32

3.  As previously requested, in the first paragraph, describe the type of services provided to the company by the two individuals who received 3,000,000 shares of the company common stock in May, 2006. Also disclose the per share price of the 3,000,000 shares issued by the Company.

The disclosure set forth in the first paragraph of Item 4, page 32, of Amendment No. 3, was made in error. The 3,000,000 shares of common stock were originally issued by Stafford Energy, prior to the merger with the Company, and were included in the 3,358,646 retained by the stockholders of Stafford Energy as part thereof. Accordingly, please see the redaction of the first paragraph of Item 4 of Amendment No. 4.

4.  In the sixth and tenth paragraphs, respectively, disclose the aggregate value assigned to the 50,000 and 400,000 shares of common stock issued and per share price of the shares.

Please see disclosure on page 33 of Amendment No. 4.

Financial Statements

March 31, 2007 and December 31, 2006 Financial Statements
Note 1 - Organization and Summary of Significant Accounting Policies, page F-8

5.  We have read your response to comment 21 in our letter dated June 28, 2007. As previously requested, please tell us the nature of any relationships/commonalities between ownership and management of Nucon and Stafford prior to the transaction and explain the business purpose of the transaction from the perspective of each party.

There were no commonalities or relationships between ownership and management of Nucon and Stafford prior to the merger transaction consummated on May 23, 2006. Stafford Energy desired to enter into the merger transaction with the Company based on its interest in the Company’s prospective operations in the nuclear industry. Further, Stafford Energy, while an operating business, did not believe that its then existing business operations, namely its wholly owned subsidiary Abucco Technologies, were capable of generating long-term growth opportunities and a satisfactory return for its stockholders. The business purpose of the merger transaction from the Company’s perspective related to its desire to become a publicly traded company for the principal purpose of gaining better access to capital.

6.  We note you have included the historical pre-merger financial statements of Stafford Energy for the years ended December 31, 2005 and 2004. We also note Stafford Energy was an operating company prior to the merger while Nucon was a shell company with no operations. Please clarify whether you are including the financial statements of Stafford as predecessor company financial statements pursuant to Note 1 of Item 310 of Regulation S-B. If so, please revise to provide pre-merger audited financial statements of operations and cash flow of Stafford in the period from January 1, 2006 through May 22, 2006. Otherwise, please explain the rule pursuant to which you are including the financial statements of Stafford and your basis for the periods presented.

We have deleted, in Amendment No. 4, all references the historical financial statements of Stafford Energy, Inc. and subsidiaries as of December 31, 2005 and 2004 and for each of the fiscal years then ended. On May 23, 2006, Nucon-RF, Inc. was deemed the accounting acquirer of a reverse acquisition with Stafford Energy, Inc. For accounting and reporting purposes, Nucon-RF, Inc. is considered the continuing entity. The financial statements set forth in Amendment No. 4 include the operations of Nucon-RF, Inc. from its inception (August 25, 2005) and the operations of Stafford Energy, Inc. from May 23, 2006, the date of the reverse acquisition.

Note 4- Investment in Zao Electro Machinery Building Plant ATOLL, page F-12

7. We have read your response to prior comments 22 and 23. Paragraph 17 of APB 18 states an investment of 20% or more of the voting stock of an investee should lead to the presumption that in absence of evidence to the contrary an investor has the ability to exercise significant influence over an investee. FIN 35 states the presumption stands “until overcome by predominant evidence to the contrary.” You have ownership of 50% of the voting stock of ATOLL. However, you have accounted for this investment at cost, suggesting substantial, predominant evidence overcoming the presumption that your 50% ownership interest provides you with significant influence over ATOLL. In your responses to our comments on this matter, you have cited paragraphs 4(a), (c) and (d) of FIN 35 to support your conclusion and have provided the example of your difficulty arranging for audits. While we recognize management is often in the best position to evaluate the facts and circumstances, the discussion of ATOLL in the business section does not appear to reflect the substantial, predominant evidence of your lack of ability to exercise significant influence. Please revise your discussion of ATOLL in the business section beginning on page to clearly disclose you cannot exercise significant influence over this investee due to opposition by ATOLL challenging such ability. Clearly disclose that the group of shareholders owning the remaining 50% of the investee operates ATOLL without regard to your views. Provide a comprehensive discussion of the impact of this unusual situation will have on your various plans regarding ATOLL that are documented in this section. Revise the discussion of Lutch on page 13 to clarify the impact of your lack of ability to exercise significant influence over ATOLL on your ability to conclude such an agreement and to subsequently market your products to the various countries mentioned. Consider including appropriate risk factor disclosure concerning this matter. Please continue to evaluate all facts and circumstances relating to this investment in consideration of your ability to exercise significant influence over ATOLL in the future.

The group of stockholders that control the other 50% of ATOLL have historically represented and controlled management and operations of ATOLL. This group of stockholders continues to work closely with management of ATOLL. We are working towards changing management and developing better working and operating relationships with the existing management of ATOLL and the group controlling the 50% of ATOLL not owned by the Company. Until such management changes have been effected, and until we have been able to develop closer relationships with the other 50% owners of ATOLL, we will be unable to exercise significant control over ATOLL.

We are, however, confident that over time we will be able to make management changes and be in a position to execute our plans with respect to ATOLL. We will regularly re-evaluate our relationship with management of ATOLL and the group representing the remaining 50% of ATOLL, and, once appropriate, will apply the equity method for accounting for our investment in ATOLL.

Based on the foregoing, we have revised our disclosures regarding ATOLL to reflect that we do not exercise significant influence over ATOLL. Please see pages 4 and 5 of Amendment No. 4.

Lastly, we have made additional disclosures regarding the prospective acquisition of Lutch by ATOLL to reflect that there can be no assurance that such acquisition will occur given our current inability to exercise significant influence over ATOLL. Please see page 13 of Amendment No. 4.

Consolidated Statements of Operations, page F-4

8. We have read your response to comment 25 in our letter dated June 28, 2007. We note that, on page 18 in your management’s discussion and analysis, you disclose that $3,492,566 of your general and administrative expenses for the three months ended March 31, 2007 relate to stock based compensation, In your discussion of the results of operations for the year ended December 31, 2006, you state that general and administrative expenses also principally relate to shares of common stock as payment for services. However, you have not disclosed the amount. Therefore, as previously requested, please revise your document accordingly.

Please see revised disclosure on page 18 of Amendment No. 4.

Note 8 - Stockholders’ Equity, page F-14

9. We have read your response to comment 28 in our letter dated June 28, 2007. You have responded that you adopted SFAS123R effective January 1, 2006. However, both the second and third amendments to this document state that SFAS 123R was adopted January 1, 2007. Please clarify and revise your filing accordingly. Additionally, you state in your modified disclosure that due to you having no stock options prior to July 1, 2006, the implementation of SFAS 123R has no effect on your operations or financial position, We note that stock was issued for services during May, July, September, and December 200. As such, we do not understand how the implementation had no effect if SFAS 123R was adopted as of January 1, 2006. Please clarify. We also do not understand your reference to the date of July 1, 2006 in your aforementioned statement. Lastly, please be advised that SFAS 123R does not only apply to stock options, as you have stated. In this regard, we assume you have not issued any instruments of stock based compensation prior to the date of the adoption of SFAS 123R.

Please see revised disclosure on page F-14 of Amendment No. 4.

If you have any questions, you can reach me at 604-943-0706. Thank you.

Very truly yours,

/s/ J.P. Todd Sinclair

J.P. Todd Sinclair

Encls.